EXHIBIT 12

Kulicke and Soffa Industries, Inc.

Fixed Charge Coverage Ratio Calculation

Dollars in thousands

	Fiscal Year Ended September 30,
	2000	2001	2002	2003	2004
Interest expense, including amortization of debt issue costs	$7,699	$13,933	$18,687	$17,431	$10,466
Portion of rental expense deemed to represent interest	1,075	2,302	3,881	3,724	2,529

Total Fixed Charges	$8,774	$16,235	$22,568	$21,155	$12,995

Earnings before fixed charges:
Income (loss) from continuing operations before income tax	$148,413	$(77,547)	$(233,615)	$(46,402)	$64,078
Equity in loss of joint ventures and minority interest	1,221	(352)	(10)	—	—
Fixed charges	8,774	16,235	22,568	21,155	12,995

Total earnings (loss) before fixed charges	$158,408	$(61,664)	$(211,057)	$(25,247)	$77,073

Ratio of earnings to fixed charges (1)	18	—	—	—	6

(1)	We would have had to generate additional earnings of $77.9 million in 2001, $233.6 million in 2002 and $46.4 million in 2003 to achieve a ratio of 1:1.